							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Nine Months Ended
	September 30,		Year Ended December 31,
	(Unaudited)
	2012	2011	2011	2010	2009	20081	2007
Earnings:
Income (loss) from continuing operations before income taxes	$16,990	$16,406	$6,716	$18,238	$18,518	$(4,572)	$27,186
Equity in net income of affiliates included above	(537)	(649)	(784)	(762)	(734)	(819)	(692)
Fixed charges	3,739	3,570	4,900	4,786	5,071	4,943	4,489
Distributed income of equity affiliates	54	110	161	161	317	164	395
Interest capitalized	(197)	(119)	(162)	(772)	(740)	(659)	(171)

Earnings, as adjusted	$20,049	$19,318	$10,831	$21,651	$22,432	$-	$31,207

Fixed Charges:
Interest expense	$2,624	$2,583	$3,535	$2,994	$3,368	$3,369	$3,460
Interest capitalized	197	119	162	772	740	659	171
Dividends on preferred securities	-	-	-	-	-	4	3
Portion of rental expense representative of interest factor	918	868	1,203	1,020	963	911	855

Fixed Charges	$3,739	$3,570	$4,900	$4,786	$5,071	$4,943	$4,489

Ratio of Earnings to Fixed Charges	5.36	5.41	2.21	4.52	4.42	-	6.95

1Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.